SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NANOMETRICS INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share	630077105
(Title of Class of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

James Moniz

Chief Financial Officer

Nanometrics Incorporated

1550 Buckeye Drive

Milpitas, California 95035

(408) 545-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Ralph L. Arnheim

Perkins Coie LLP

101 Jefferson Drive

Menlo Park, California 94025

(650) 838-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,371,579	$132.33

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,107,419 shares of the issuer’s common stock and have an aggregate value of $2,371,579 as of July 30, 2009, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$132.33	Filing Party:	Nanometrics Incorporated
Form or Registration No.:	Schedule TO-I	Date Filed:	August 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 6, 2009 (the “Schedule TO”) by Nanometrics Incorporated, a Delaware corporation (“Nanometrics” or the “Company”), in connection with the Company’s offer to certain employees, subject to certain conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated August 6, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to include a form of communication sent to eligible employees by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(1)(R)	Form of Special Announcement: Exchange Offer Notice Regarding Expiration of Exchange Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANOMETRICS INCORPORATED

By:	/s/ Timothy J. Stultz
Name:	Timothy J. Stultz
Title:	President and Chief Executive Officer

Date: September 2, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated August 6, 2009

(a)(1)(B)*	Form of Announcement Email from Nanometrics to All Employees, dated August 6, 2009, Announcing Commencement of Option Exchange Program

(a)(1)(C)*	Frequently Asked Questions

(a)(1)(D)*	Slides to be Used in Employee Education

(a)(1)(E)*	Screenshots of Option Exchange Program Website

(a)(1)(F)*	Form of Expiration Reminder Communication to Eligible Employees

(a)(1)(G)*	Forms of Confirmation Messages of Receipt of Election or Declined Offer

(a)(1)(H)*	Form of Stock Option Agreement for New Stock Option Grants under the 2005 Equity Incentive Plan

(a)(1)(I)*	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2005 Equity Incentive Plan

(a)(1)(J)*	Form of Stock Option Agreement for New Stock Option Grants under the 2002 Nonstatutory Stock Option Plan

(a)(1)(K)*	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2002 Nonstatutory Stock Option Plan

(a)(1)(L)*	Form of Stock Option Agreement for New Stock Option Grants under the 2000 Employee Stock Option Plan

(a)(1)(M)*	Form of Stock Option Agreement—non-U.S. Employees for New Stock Option Grants under the 2000 Employee Stock Option Plan

(a)(1)(N)*	Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed with the Securities and Exchange Commission on March 27, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(O)*	Quarterly Report on Form 10-Q for the quarter ended March 28, 2009 filed with the Securities and Exchange Commission on May 12, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(P)*	Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(Q)*	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2009 (SEC File No. 000-13470) and incorporated herein by reference

(a)(1)(R)	Form of Special Announcement: Exchange Offer Notice Regarding Expiration of Exchange Offer

(b)	Not applicable

(d)(1)	Nanometrics Incorporated 2005 Equity Incentive Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2009 (SEC File No. 000-13470), which incorporates by reference to Appendix 2 to the definitive proxy statement filed on April 21, 2009 incorporated herein by reference)

(d)(2)	Nanometrics Incorporated 2002 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007 (SEC File No. 000-13470) and incorporated herein by reference)

(d)(3)	Nanometrics Incorporated 2000 Employee Stock Option Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 6, 2000 (SEC File No. 333-40866) and incorporated herein by reference)

(d)(4)	Accent Optical Technologies, Inc. Stock Incentive Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2006 (SEC File No. 333-136557) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO